UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                         SCHEDULE 13D/A
                         (Rule 13d-101)

           Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                     BRANDYWINE REALTY TRUST
       -------------------------------------------------
                        (Name of Issuer)

      COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
      -----------------------------------------------------
                  (Title of Class of Securities)

                           105368 10 4
                       --------------------
                          (CUSIP Number)

              WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                  Twelfth Floor Packard Building
                        111 S. 15th Street
                      Philadelphia, PA 19102
              Attention:  Jason M. Shargel, Esquire
                          (215) 977-2216
       ----------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         September 16, 1997
            ------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /  /.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 6 Pages

                         SCHEDULE 13D
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CUSIP NO. 105368 10 4                       Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAI REAL ESTATE ADVISERS, INC., as voting trustee of a voting trust dated November 6, 1996

     I.R.S. ID NO. 23-2619408
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /  /


(b) /X/
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

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                  7   SOLE VOTING POWER
NUMBER OF                --
SHARES
BENEFICIALLY     ------------------------------------------------
OWNED BY          8   SHARED VOTING POWER
EACH                  1,975,755
REPORTING       ------------------------------------------------
PERSON            9   SOLE DISPOSITIVE POWER
WITH                     --

--------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,975,755


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,755
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
  /   /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
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14   TYPE OF REPORTING PERSON*

     CO

-----------------------------------------------------------------

           SCHEDULE 13D
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CUSIP NO. 105368 10 4                           Page 3 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     COMMONWEALTH OF PENNSYLVANIA STATE
     EMPLOYES' RETIREMENT SYSTEM
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /  /


(b) /X/
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3    SEC USE ONLY


-----------------------------------------------------------------
4    SOURCE OF FUNDS*


-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
  / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
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                7   SOLE VOTING POWER
NUMBER OF
SHARES                       --
BENEFICIALLY     ------------------------------------------------
OWNED BY          8   SHARED VOTING POWER
EACH                           2,026,255
REPORTING        ------------------------------------------------
PERSON            9   SOLE DISPOSITIVE POWER
WITH                          --
--------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                2,026,255
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,026,255
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
     /   /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%

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14   TYPE OF REPORTING PERSON*

     OO

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

                          SCHEDULE 13D/A


     This statement relates to the common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of the Brandywine Realty Trust ("BRT"). This statement constitutes Amendment No. 2 to the Schedule 13D (the "Schedule 13D") dated November 22, 1996 filed by each of (i) RAI Real Estate Advisers, Inc. ("RAI"), as voting trustee of a voting trust executed by the Commonwealth of Pennsylvania State Employes' Retirement System ("SERS") as shareholder and RAI as voting trustee dated as of November 6, 1996 (the "Voting Trust"); and (ii) SERS.

     All references in this statement to share amounts give effect to BRT's one-for-three share split on December 2, 1996.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

     Pursuant to a Contribution Agreement dated November 6, 1996, by and among, inter alia, BRT and RAI, as voting trustee of the Voting Trust (the "Contribution Agreement"), in consideration for
(i) the transfer to BRT of three properties owned by subsidiaries of SERS and (ii) the deposit by SERS of $1.4 million into an escrow account to be used for tenant improvements, leasing commissions and capital expenditures for the three transferred properties, BRT issued to the Voting Trust (x) 481,818 Series A Convertible Preferred Shares, par value $0.01 per share (the "Preferred Shares") and (y) an immediately exercisable two-year warrant (the "Warrant") to purchase 133,333 Common Shares at $25.50 per share. Pursuant to the amendment to BRT's Declaration of Trust which authorized the Preferred Shares, each Preferred Share is convertible into three and one-third Common Shares, subject to certain conversion limitations and adjustments under certain circumstances. BRT also agreed to make deferred payments aggregating $3.8 million which, at the option of BRT, may be in cash or in Common Shares.

     In addition to the Preferred Shares and the Warrant obtained pursuant to the Contribution Agreement, RAI, as voting trustee, purchased, on December 2, 1996, 636,363 Common Shares for $10.5 million pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement") dated November 6, 1996 between BRT and RAI, as voting trustee of the Voting Trust.

     SERS, through investment advisors, also purchased an aggregate of 50,500 Common Shares for an aggregate of $843,750 in open market transactions.

                        Page 4 of 6 Pages

      On March 19, 1997, RAI, as voting trustee of the Voting
Trust, converted 54,397 of the Preferred Shares, receiving in therefore 181,323 Common Shares and a cash payment of $6.96 in lieu of one-third of a Common Share.

      On June 16, 1997, RAI, as voting trustee of the Voting
Trust, converted the remaining 427,421 Preferred Shares, receiving in therefore 1,424,736 Common Shares and a cash payment of $13.59 in lieu of two-thirds of a Common Share.

      On September 16, RAI, as voting trustee of the Voting
Trust, sold 400,000 Common Shares in an open-market transaction, at $22.25 per share, for an aggregate consideration of $8.9 million.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

      RAI may be deemed to be the beneficial owner of an aggregate of 1,975,755 Common Shares and SERS may be deemed to be the beneficial owner of an aggregate of 2,026,255 Common Shares. Based upon the 23,336,046 Common Shares outstanding as of September 11, 1997 as reported in BRT's Prospectus Supplement (File No. 333-20991), dated September 11, 1997, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, and treating as outstanding the 133,333 Common Shares issuable upon exercise of the Warrant, RAI may be deemed to be the beneficial owner of 8.5% of the Common Shares and SERS may be deemed to be the beneficial owner of 8.7% of the Common Shares.

      No executive officer, director or controlling person of RAI or SERS beneficially owns any Common Shares.

                        Page 5 of 6 Pages

                            SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this Amendment No. 2 to Schedule 13D, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  October 31, 1997


               RAI REAL ESTATE ADVISERS, INC., as voting trustee of a Voting Trust dated November 6, 1996.


               By: /s/ RICHARD K. LAYMAN
                   ---------------------------------------------
                   Richard K. Layman, President


               COMMONWEALTH OF PENNSYLVANIA
               STATE EMPLOYES' RETIREMENT SYSTEM


               By: /s/ JOHN BROSIUS
                   ---------------------------------------------
                   John Brosius, Executive Director





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